Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

July 23, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 14, 2025, The Nasdaq Stock Market (the "Exchange") received from DBX ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


Shares of beneficial interest, no par value per share of:

Xtrackers S&P 500 Diversified Sector Weight ETF


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

[signature: Eun Ah Choi]